SHEARMAN & STERLING LLP

Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES

75008 PARIS

33 01 53 89 70 00

TOQUE J006

FAX (33) 01 53 89 70 70

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIN
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D. C.

04030668

SUPPL

June 7, 2004

<u>By Hand Delivery</u>

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated June 4, 2004 announcing that Arcelor and Bagoeta SL have completed the sale and purchase agreement relative to the Tubes business of the Arcelor Group on June 3, 2004.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel A. Orillac

dlw 6/15

Enclosure
cc: Martine Hue
Arcelor SA

arcelor

PRESS RELEASE

Arcelor completes sale of its tubes business

Luxembourg, 4 June 2004 - Arcelor and Bagoeta, SL [majority shareholder of CONDUCCIONES Y DERIVADOS, SA (CONDESA)] have completed the sale and purchase agreement relative to the Tubes business of Arcelor Group on June 3, 2004. The companies have obtained the approval of the relevant anti-trust authorities.

Arcelor has sold to Bagoeta S.L 100% of the share capital of Arcelor Tubes, S.A., Alessio Tubi, SpA, Exma, S.A. and Aceralia Tubos, SL, as well as 5% of the share capital of Industube (the remaining 5% of the share capital of Industube has been sold to the other partners of the company) and 30% of the share capital of Condesa. The total price of the deal amounts to 58.7 million Euros.

With regard to the remaining 18.84% stake of Condesa owned by Arcelor Group, the parties have mutually granted put and call options.

Arcelor had announced on February 18, 2004 the signature with Bagoeta, SL of an agreement for the sale of the Tubes business of Arcelor Group.

In 2003, the tubes business of Arcelor Group shipped over 1.2 million tons of steel with a turnover of approximately 587 million Euros.

CONDESA is a major European player in the manufacture of tubes.

Arcelor is the world's largest steel producer, with a turnover of 25.9 billion euros and shipments of 40.2 million metric tons of steel in 2003. Employing 98,000 employees in over 60 countries, the company is a major player in all its main markets: automotive, construction, household appliances and packaging as well as general industry. Arcelor places its commitment to sustainable development at the heart of its strategy and ambitions to become a benchmark for economic performance, labor relations, social responsibility and environmental protection in the world of steel.

Investor relations
Martine Hue: +352 4792 2151
00 800 4792 4792
+33 1 41 25 98 98